Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

ANNOUNCEMENT
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR,
RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR
AND
CHANGE IN MEMBERSHIP OF AUDIT COMMITTEE

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the appointment of Mr. Song Jian as an independent non-executive director of the Company and the resignation of Mr. Chen Jianming as an independent non-executive director of the Company, each effective from 17th September, 2004.

A brief biography of Mr. Song Jian is set out below.

Mr. Song Jian, aged 47, was appointed as an independent non-executive director of the Company effective 17th September, 2004. Mr. Song is a qualified teacher for higher education in the People’s Republic of China and is currently a professor of automotive dynamics and control engineering at the Tsinghua University. Mr. Song graduated from the Department of Automotive Engineering of the Tsinghua University with a bachelor degree in Engineering Science in June 1982, and was awarded a doctorate degree in Engineering Science from the Tsinghua University in 1992.

Mr. Song has over 20 years of experience in automotive engineering. He has worked as an engineer in Beijing No. 2 Automotive Manufacturing Plant from July 1982 to November 1992. Mr. Song has also undertaken research studies on large size automobiles at ISUZU Motor Company in Japan from September 1990 to September 1992. He joined Tsinghua University in November 1992 and became a professor in September 1999. In 1998, Mr. Song was awarded the Award of Outstanding Science and Technology Person in the China Automotive Industry. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Deputy Dean of the Automotive Engineering Department in Tsinghua University, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology.

Mr. Song has not held any directorship in any listed public companies in the last three years. He does not hold any position in any subsidiaries of the Company, apart from his directorship with the Company.

There is no service agreement entered into between the Company and Mr. Song. The appointment of Mr. Song has no fixed term. Under the bye-laws of the Company, Mr. Song will hold the office of a director until the next annual general meeting of the Company and will retire at that annual general meeting, but will become eligible for re-election. The emoluments payable to Mr. Song have not been fixed. As an independent non-executive director of the Company, the emoluments of Mr. Song will be determined by the Board with reference to the remuneration benchmark in the market for independent non-executive directors of companies listed on The Stock Exchange of Hong Kong Limited.

Other than the relationship arising from his being an independent non-executive director of the Company, Mr. Song does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Song was not interested or deemed to be interested in any shares of the Company or underlying shares pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Board also announces the resignation of Mr. Chen Jianming as an independent non-executive director of the Company effective 17th September, 2004 due to his other business commitments. Mr. Chen has confirmed that he has no disagreement with the Board and does not have any other matters that need to be brought to the attention of holders of shares of the Company. The Board would like to express its appreciation for the contribution of Mr. Chen to the Company during his term of service.

Mr. Song Jian was also appointed as a member of the audit committee of the Company also effective 17th September, 2004. With the resignation of Mr. Chen Jianming and the appointment of Mr. Song Jian as an independent non-executive director of the Company, effective 17th September, 2004, the audit committee of the Company will comprise Mr. Xu Bingjin and Mr. Song Jian.

As at the date of this announcement (given that the appointment of Mr. Song Jian and the resignation of Mr. Chen Jianming will take effect on 17th September, 2004), the Board comprises, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as Mr. So Keung), Mr. He Tao (also known as Mr. Ho To) and Mr. Yang Mao Zeng, all of whom are executive directors; Mr. Wu Yong Cun and Mr. Lei Xiaoyang, both of whom are non-executive directors; and Mr. Xu Bingjin and Mr. Chen Jianming, both of whom are independent non-executive directors.

By order of the Board
Brilliance China Automotive
Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong, 16th September, 2004

* for identification purposes only